2001 ANNUAL REPORT

BENCHMARK BANKSHARES, INC.

Consolidated Report With its Subsidiary

BENCHMARK
COMMUNITY BANK

KENBRIDGE, VICTORIA, FARMVILLE, SOUTH HILL, CREWE,
LAWRENCEVILLE, CLARKSVILLE, and CHASE CITY, VIRGINIA

BENCHMARK BANKSHARES, INC.
DIRECTORS

R. Michael Berryman
Pharmacist
Principal, Pharmacy Associates, Inc.
(Term Expires 2003)

Mark F. Bragg
Principal, Atlantic Medical, Inc.
(Term Expires 2004)

Lewis W. Bridgforth
Physician
(Term Expires 2004)

William J. Callis
Principal, Kenbridge Construction Co., Inc.
(Term Expires 2003)

Earl H. Carter, Jr.
Principal,
Taylor-Forbes Equipment Co., Inc.
(Term Expires 2003)

Earl C. Currin, Jr.
Provost, John H. Daniel Campus
Southside Virginia Community College
(Term Expires 2002)

C. Edward Hall
Pharmacist
Partner, Victoria Drug Company
(Term Expires 2003)

J. Ryland Hamlett
Retired Businessman
(Term Expires 2004)

Wayne J. Parrish
Principal, Parrish Trucking Co., Inc.
(Term Expires 2002)

Ben L. Watson, III
Banker
(Term Expires 2002)

DIRECTORS EMERITUS

William L. Chaney, Sr.
Larry L. Overton
H. Clarence Love
Luther H. Wingfield

CORPORATE OFFICERS

R. Michael Berryman
Chairman of the Board

William J. Callis
Vice Chairman

Ben L. Watson, III
President

Wayne J. Parrish
Secretary

Michael O. Walker
Recording Secretary

Janice W. Pernell
Cashier and Treasurer

LEGAL COUNSEL: Hawthorne & Hawthorne, PC, *Attorneys at Law*
AUDITOR: Creedle, Jones and Alga, P.C., *Certified Public Accountants*

BENCHMARK COMMUNITY BANK OFFICERS

Ben L. Watson, III
President and Chief Executive Officer

Michael O. Walker
Senior Vice President for Branch Administration & Marketing

Janice W. Pernell
Senior Vice President, Cashier and Compliance Officer

Jay A. Stafford
Vice President and Regional Manager

Susan D. Parrish
Vice President/ Operations

George M. Whittaker
Vice President/ Electronic Data Processing

Larry J. Hodnett
Vice President/ Investments Consultant

Jennifer M. Clark
Assistant Vice President/ Human Resources

E. Neil Burke
Assistant Vice President/ Financial Officer

Rebecca F. Bagley
Assistant Vice President/ Marketing Officer

Michael W. Neal
Assistant Vice President/ Compliance & Security Officer

Paula A. Collier
Investments Consultant

Hope W. Dunbar
Internal Auditor

Brian E. Arthur
Data Processing Officer

KENBRIDGE OFFICE:

Debra O. Brandon
Assistant Vice President/Branch Manager

James M. Wilson,
Assistant Vice President/Loan Officer

Rhonda M. Wilson, *Loan Officer*

H. Nicole Norton, *Loan Officer*

VICTORIA OFFICE:

Sharon W. Driggs,
Assistant Vice President/Branch Manager

C. Vincent Callis, *Loan Officer*

SOUTH FARMVILLE OFFICE:

Harold M. Harris, Jr.
Vice President, Farmville Area Manager

Teresa S. Stewart
Assistant Vice President, Loan Officer

DOWNTOWN FARMVILLE OFFICE:

Joyce M. Yeatts
Assistant Vice President/ Commercial Loan Officer

J. Bryan Lenertz, *Commercial Loan Officer*

SOUTH HILL OFFICE:

W. Kenneth Reeves,
Vice President/Senior Loan Officer

Charles W. Turner
Assistant Vice President/Branch Manager

Kimberly B. Jackson,
Assistant Vice President/Loan Officer

CREWE OFFICE:

Elizabeth S. Robertson,
Assistant Vice President/Branch Manager

C. Scott Lewis, *Loan Officer*

LAWRENCEVILLE OFFICE:

Cheryl C. Bowen
Assistant Vice President/Branch Manager

CLARKSVILLE OFFICE:

L. Michael Rowe
Assistant Vice President/Branch Manager

Jane W. Lloyd, *Loan Officer*

CHASE CITY OFFICE:

B. Wayne Adams
Assistant Vice President/Branch Manager

President's Report

The year of 2001 was remarkable in many ways for Benchmark Bankshares, Inc., and its subsidiary, Benchmark Community Bank. Most notable was record-breaking deposit growth in excess of $35 million, equating to a 19.4% gain for the year. The three newest branch offices of the bank - in Lawrenceville, Clarksville, and Chase City - contributed significantly to this growth. Bank-wide, it was also apparent that there was a movement of funds out of the stock market into more stable bank deposits as the market reacted to various influences. Needless to say, it was impossible to lend out this money as fast as it was coming in (loans grew by $13.1 million during the year), thus much of the deposit growth was an added expense for the year rather than having a positive impact on earnings.

A new, full-service facility was opened in Clarksville in September. The branch had formerly operated out of a leased downtown suite of offices from which it had generated an admirable loan portfolio of more than $13 million. The new facility hopefully will now allow for deposits to grow just as rapidly, with dual drive-up lanes, night depository, and a 24-hour Automated Teller Machine. Although major industry closings in Clarksville were recently announced, we remain excited about the town and the bank's potential there. The attraction of Buggs Island Lake lapping at the edge of town should sustain growth of the area well into the future.

2001 can also be characterized for the bank as the year of technology. A bank-wide network utilizing desktop computers was installed and provides instantaneous contact and file sharing among most of the bank's employees via e-mail. This network has established the groundwork for utilizing future operational efficiencies, and plans are in place to automate the lending and deposit-gathering functions, to install a check imaging product, and to deliver an Internet banking product, all by Spring of 2002. The Internet product will allow customers to access their accounts for information, transfer funds between accounts, pay bills online, and view an image of individual checks with their home computers whenever they wish. We are calling this our 10th branch, open 24-hours a day, 7 days a week! All of us at the bank are excited about the many opportunities to build upon the technology foundation we have implemented, and we look forward to providing our customers with banking service that is up-to-the-minute in capability and more convenient than ever before.

The cost of excess deposits, the costs associated with opening a new branch, and costs of the technology implementation described above, along with the Federal Reserve Bank's record-setting reductions of interest rates, certainly had an impact on earnings for the year. Yet net income of $2,735,768, or $.92 per share, for 2001, was just under that of the previous year and resulted in a return on assets ratio of 1.23% - still highly respectable in the industry.

No reflection on the year of 2001 would be complete without referencing the tragic terrorist attacks on the World Trade Center and the Pentagon on September 11. We mourn, along with the rest of the country and most of the world, the innocent lives that were taken by those terrible acts. However, it certainly has made us focus on how precious is our American way of life, and that we cannot take it for granted. To try to eradicate terrorism is probably one of the most difficult challenges ever faced by our country. We wholeheartedly support this effort.

The company's stock sold within a range of $8.25 to $10.00 per share during 2001, ending the year at $10.00. The stock's activity is readily accessible on the Internet under the trading symbol BMRB.OB. Any broker can assist with purchases of additional shares, when available. Also, through the previously-established stock repurchase program, the company is prepared to buy back blocks of 5,000 shares or more, if offered for sale.

We are grateful for the continued support which the bank receives from its many customers throughout our trade area. More mergers of banks in the area into the large, regional banks have recently occurred which strengthens our resolve to remain an independent, community bank. Opportunities for the bank's continued success seem to continually expand, and we hope to take advantage of those opportunities in the best possible way for all concerned.

Respectfully,

Ben L. Watson, III

Ben L. Watson, III
President

BENCHMARK BANKSHARES, INC.
SELECTED FINANCIAL HIGHLIGHTS

For the Year	2001	2000	Change
Net Income	$2,735,768	$2,845,061	-3.9%
Total Operating Income	$18,428,356	$17,428,356	+5.7%
Total Operating Expense	$14,552,780	$13,271,920	+9.7%
Return on Average Assets	1.23%	1.42%	-13.4%
Return on Average Equity	13.61%	14.89%	-8.6%
Average Shares Outstanding	2,982,680	3,008,523	-0.9%
At Year End			
Total Assets	$241,812,989	$205,252,536	+17.8%
Total Deposits	$216,361,111	$181,196,817	+19.4%
Total Loans	$177,852,949	$164,717,269	+8.0%
Shareholders' Equity	$23,477,161	$22,185,191	+5.8%
Equity to Assets Ratio	9.71%	10.81%	-10.2%
Per Share			
Book Value	$7.90	$7.38	+7.1%
Net Income	$0.92	$0.95	-3.2%
Cash Dividends	$0.36	$0.34	+5.9%

BENCHMARK BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

	2001	2000
ASSETS:		
CASH AND DUE FROM BANKS	$ 8,215,994	$ 5,587,737
FEDERAL FUNDS SOLD	12,740,000	4,281,000
INVESTMENT SECURITIES	36,544,751	24,922,126
LOANS	177,852,949	164,717,269
LESS: Unearned Interest Income	(970)	(10,982)
Allowance for Loan Losses	(1,774,632)	(1,667,723)
Net Loans	176,077,347	163,038,564
PREMISES AND EQUIPMENT - NET	4,283,656	3,752,830
ACCRUED INTEREST RECEIVABLE	1,425,945	1,578,538
DEFERRED INCOME TAXES	560,315	489,635
OTHER REAL ESTATE	1,156,464	808,508
OTHER ASSETS	808,517	793,598
TOTAL ASSETS	$241,812,989	$205,252,536
LIABILITIES AND STOCKHOLDERS' EQUITY:		
DEPOSITS:		
Demand (non-interest bearing)	$ 27,504,768	$ 20,033,199
NOW Accounts	20,304,603	22,356,687
Money Market Accounts	10,939,010	7,384,741
Savings	11,160,289	9,665,332
Time, $100,000 and Over	31,101,575	19,364,111
Other Time	115,350,866	102,392,747
TOTAL DEPOSITS	216,361,111	181,196,817
ACCRUED INTEREST PAYABLE	1,002,261	984,159
ACCRUED INCOME TAX PAYABLE	39,405	11,441
DIVIDENDS PAYABLE	534,600	541,120
OTHER LIABILITIES	398,451	333,808
TOTAL LIABILITIES	218,335,828	183,067,345
STOCKHOLDERS' EQUITY:		
COMMON STOCK, Par Value $.21 Per Share, Authorized 4,000,000 Shares; Issued and Outstanding 12-31-01 2,970,003.06, Issued and Outstanding 12-31-00 3,006,219.501 Shares	623,701	631,307
CAPITAL SURPLUS	4,056,859	4,404,047
RETAINED EARNINGS	18,945,412	17,281,168
UNREALIZED SECURITY GAINS NET OF TAX EFFECT	(148,811)	(131,331)
TOTAL STOCKHOLDERS' EQUITY	23,477,161	22,185,191
[TOTAL EQUITY PER SHARE	$7.90	$7.38]
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$241,812,989	$205,252,536

See independent auditor's report and accompanying notes to financial statements.

BENCHMARK BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
INTEREST INCOME:			
Interest and Fees on Loans	$15,610,703	$14,556,973	$13,209,176
Interest on Investment Securities:			
U. S. Government Agencies	720,685	980,155	931,242
State and Political Subdivisions	578,611	451,320	615,887
Other Securities	9,674	23,537	5,845
Interest on Federal Funds Sold	481,393	409,733	363,390
TOTAL INTEREST INCOME	17,401,066	16,421,718	15,125,540
INTEREST EXPENSE:			
Interest Bearing Checking Deposits	625,880	768,009	811,399
Savings Deposits	250,242	286,908	298,675
Time Deposits	7,878,935	6,892,050	6,225,469
Federal Funds Purchased	--	54,283	40,838
Other	--	651	--
TOTAL INTEREST EXPENSE	8,755,057	8,001,901	7,376,381
NET INTEREST INCOME	8,646,009	8,419,817	7,749,159
PROVISION FOR LOAN LOSSES	197,886	201,187	606,030
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	8,448,123	8,218,630	7,143,129
OTHER INCOME:			
Service Charges on Deposit Accounts	555,495	508,704	449,641
Other Operating Income	481,636	455,775	292,618
Net Investment Securities Gains (Losses)	2,434	(3,308)	(547)
Gain (Loss) on Sale of Other Assets	3,823	45,467	(3,854)
Rental	--	--	4,514
TOTAL OTHER INCOME	1,043,388	1,006,638	742,372
OTHER EXPENSES:			
Salaries	2,837,297	2,660,892	2,300,266
Employee Benefits	651,720	599,515	517,009
Occupancy Expense	327,230	296,888	225,530
Other Operating Expenses	1,783,590	1,511,537	1,274,338
TOTAL OTHER EXPENSES	5,599,837	5,068,832	4,317,143
INCOME BEFORE INCOME TAXES	3,891,674	4,156,436	3,568,358
PROVISION FOR INCOME TAXES	1,155,906	1,311,375	1,056,851
NET INCOME	$ 2,735,768	$ 2,845,061	$ 2,511,507
OTHER COMPREHENSIVE INCOME, NET OF TAX			
Net unrealized holding losses arising during period	(148,811)	(131,331)	(705,644)
Comprehensive Income	$ 2,586,957	$ 2,713,730	$ 1,805,863
EARNINGS PER SHARE OF COMMON STOCK	$0.92	$0.95	$0.83
AVERAGE SHARES OUTSTANDING	2,982,679.694	3,008,522.578	3,011,913.354

See independent auditor's report and accompanying notes to financial statements.

BENCHMARK BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash Flows From Operating Activities:			
Interest Received	$ 17,553,659	$15,400,186	$15,297,744
Fees and Commissions Received	1,028,469	833,005	556,706
Interest Paid	(8,746,489)	(7,997,952)	(7,417,701)
Cash Paid to Suppliers and Employees	(5,383,602)	(3,813,312)	(4,270,751)
Income Taxes Paid	(1,178,176)	(1,381,930)	(950,460)
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,273,861	3,039,997	3,215,538
Cash Flows From Investing Activities:			
Proceeds from Sale of Investment Securities Available-for-Sale	200,719	4,958,619	280,167
Proceeds from Maturity or Calls of Investments	13,435,348	105,000	1,087,343
Purchase of Investment Securities	(25,667,579)	(1,235,466)	(8,070,160)
Loans Originated	(90,687,195)	(92,018,273)	(90,308,177)
Principal Collected on Loans	77,541,503	79,574,713	72,863,670
Purchase Premises and Equipment	(1,100,702)	(795,249)	(494,982)
NET CASH (USED) BY INVESTING ACTIVITIES	(26,277,906)	(9,410,656)	(24,642,139)
Cash Flows from Financing Activities:			
Net Increase (Decrease) in Federal Funds Purchased	--	(7,035,000)	7,035,000
Net Increase in Demand Deposits and Savings Accounts	10,468,711	5,510,983	1,486,879
Payments for Maturing Certificates of Deposit	(34,598,237)	(50,604,717)	(41,821,954)
Proceeds from Sales of Certificates of Deposit	59,293,820	61,550,011	40,183,459
Dividends Paid	(1,078,044)	(963,489)	(961,020)
Proceeds from Sale of Common Stock	22,140	55,985	458,174
Payments to Reacquire Stock	(376,934)	(155,410)	(267,411)
Proceeds from Sale of Other Assets	359,846	347,753	196,624
NET CASH PROVIDED BY FINANCING ACTIVITIES	34,091,302	8,706,116	6,309,751
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	11,087,257	2,335,457	(15,116,850)
Cash and Cash Equivalents at Beginning of Year	9,868,737	7,533,280	22,650,130
Cash and Cash Equivalents at End of Year	$ 20,955,994	$ 9,868,737	$ 7,533,280

See independent auditor's report and accompanying notes to financial statements.

BENCHMARK BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	2001	2000	1999
Reconciliation of Net Income to Net Cash Provided by Operating Activities:			
Net Income	$2,735,768	$2,845,061	$2,511,507
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation	346,621	288,909	271,594
Provision for Probable Credit Losses and Recoveries	358,977	145,091	718,293
(Increase) Decrease in Refundable Taxes	--	--	33,961
(Increase) Decrease in Interest Receivable	152,593	(188,528)	172,204
(Increase) Decrease in Other Real Estate	(347,956)	(140,700)	(166,570)
(Increase) Decrease in Other Assets	(14,919)	(118,928)	(306,906)
(Increase) Decrease in Deferred Taxes Exclusive of Unrealized Security Gains (Losses)	(61,675)	(58,991)	(48,124)
Increase (Decrease) in Interest Payable	18,102	217,195	(41,320)
Increase (Decrease) in Taxes Payable	27,964	(11,564)	23,005
Increase (Decrease) in Other Liabilities	64,643	104,611	43,493
(Gain) Loss on Sale of Securities	(2,434)	3,308	547
(Gain) Loss on Sale of Other Assets	(3,823)	(45,467)	3,854
NET CASH PROVIDED BY OPERATING ACTIVITIES	$3,273,861	$3,039,997	$3,215,538

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and Federal funds sold. Generally, Federal funds sold are purchased and sold for one day periods.

During 2001 net gains of $1,855 and during 2000 net losses of $3,308 in securities available-for-sale resulted from sales of mortgage-backed securities that had experienced significant paydowns. Capitalized interest amounted to $9,534.

See independent auditor's report and accompanying notes to financial statements.

BENCHMARK BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2001 and 2000

	Shares	Common Stock	Surplus	Retained Earnings	Unrealized Sec. Gain (Loss)(1)	Total
Balance January 1, 2000	3,015,579.656	$633,272	$4,501,508	$15,455,510	$ (542,544)	$20,047,746
Net Income						
Parent	--	--	--	2,276,791	--	2,276,791
Equity in Income of Subsidiary	--	--	--	568,270	--	568,270
Sale of Stock	7,586.000	1,593	54,391	--	--	55,984
Redemption of Stock	(12.091)	(3)	(111)	--	--	(114)
Stock Repurchase	(16,932.000)	(3,555)	(151,741)	--	--	(155,296)
Semi-Annual Cash Dividend Declared, June 15, 2000, $.16 per share	--	--	--	(480,996)	--	(480,996)
December 21, 2000 $.18 per share	--	--	--	(541,120)	--	(541,120)
Adjustments	(2.064)	--	--	2,713	--	2,713
Other Comprehensive Income (Net of Tax)						
Unrealized Security Gains (Losses)	--	--	--	--	411,213	411,213
Balance, December 31, 2000	3,006,219.501	631,307	4,404,047	17,281,168	(131,331)	22,185,191
Net Income						
Parent	--	--	--	2,735,768	--	2,735,768
Equity in Income of Subsidiary	--	--	--	--	--	--
Sale of Stock	3,000.000	630	21,510	--	--	22,140
Redemption of Stock	(16.441)	(4)	(161)	--	--	(165)
Stock Repurchase	(39,200.000)	(8,232)	(368,537)	--	--	(376,769)
Semi-Annual Cash Dividend Declared June 21 2001, $.18 per share	--	--	--	(536,528)	--	(536,528)
December 20, 2001, $.18 per share	--	--	--	(534,600)	--	(534,600)
Adjustments	--	--	--	(396)	--	(396)
Other Comprehensive Income (Net of Tax)						
Unrealized Security Gains (Losses)	--	--	--	--	(17,480)	(17,480)
Balance December 31, 2001	2,970,003.060	$623,701	$4,056,859	$18,945,412	$ (148,811)	$23,477,161

(1)Net of tax effect.

See independent auditor's report and accompanying notes to financial statements.

BENCHMARK BANKSHARES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001, 2000, and 1999

1. Significant Accounting Policies and Practices:

The accounting policies and practices of Benchmark Bankshares, Inc. conform to generally accepted accounting principles and general practice within the banking industry. Certain of the more significant policies and practices follow:

(a) Consolidated Financial Statements. The consolidated financial statements of Benchmark Bankshares, Inc. and its wholly-owned subsidiary, Benchmark Community Bank, include the accounts of both companies. All material inter-company balances and transactions have been eliminated in consolidation.

(b) Use of Estimates in Preparation of Financial Statements. The preparation of the accompanying combined financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

(c) Cash and Cash Equivalents. The term cash as used in the Condensed Consolidated Statement of Cash Flows refers to all cash and cash equivalent investments. For purposes of the statement, Federal funds sold, which have a one day maturity, are classified as cash equivalents.

(d) Investment Securities. Pursuant to guidelines established in FAS 115, *Accounting for Certain Investments in Debt and Equity Securities*, the Company has elected to classify a majority of its current portfolio as securities available-for-sale. This category refers to investments that are not actively traded, but are not anticipated by management to be held to maturity. Typically, these types of investments will be utilized by management to meet short-term asset/liability management needs.

For purposes of financial statement reporting, securities classified as available-for-sale are to be reported at fair market value as of the date of the statements; however, unrealized holding gains or losses are to be excluded from earnings and reported as a net amount in a separate component of stockholders' equity until realized. The impact of this unrealized loss on securities negatively impacted stockholders' equity in the amount of $148,811 as of December 31, 2001.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using methods that approximate the interest method.

(e) Loans. Interest on loans is computed by methods which generally result in level rates of return on principal amounts outstanding (simple interest). Unearned interest on certain installment loans is recognized as income using the rule of 78ths Method, which materially approximates the effective interest method. The Bank has initiated a policy that no longer provides for the Rule of 78ths for any new credit. There is only $970.13 in unearned interest reflected on the books as of December 31, 2001 as a result of the Rule of 78ths Method of accounting for earned interest.

In December, 1986, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 91, *Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases*. This statement requires loan origination and commitment fees and certain direct loan origination costs to be deferred and the net amount amortized as an adjustment of the related loan's yield. This standard has been adopted for all loan types with an original maturity greater than one year.

(f) Allowance for Loan Losses. The allowance for loan losses is increased by provisions charged to expense and decreased by loan losses net of recoveries. The provision for loan losses is based on the Bank's loan loss experience and management's detailed review of the loan portfolio which considers economic conditions, prior loan loss experience, and other factors affecting the collectibility of loans. With the exception of loans secured by 1-4 family residential property, accrual of interest is discontinued on loans past due 90 days or more when collateral is inadequate to cover principal and interest or immediately if management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection is doubtful.

(g) Premises and Equipment. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed generally by the straight-line method over the estimated useful lives of the assets. Additions to premises and equipment and major betterments and replacements are added to the accounts at cost. Maintenance, repairs, and minor replacements are expensed as incurred. Gains and losses on dispositions are reflected in current earnings.

(h) Other Real Estate. As a normal course of business, the Bank periodically has to foreclose on property used as collateral on nonperforming loans. The assets are recorded at cost plus capital improvement cost.

(i) Depreciation. For financial reporting, property and equipment are depreciated using the straight-line method; for income tax reporting, depreciation is computed using statutory accelerated methods. Leasehold improvements are amortized on the straight-line method over the estimated useful lives of the improvements. Income taxes in the accompanying financial statements reflect the depreciation method used for financial reporting and, accordingly, include a provision for the deferred income tax effect of depreciation which will be recognized in different periods for income tax reporting.

(j) Earnings Per Share. Earnings per share of common stock are calculated on the basis of the weighted average number of shares outstanding during the period.

(k) Income Taxes. Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes. Deferred taxes also reflect the impact of the unrealized security losses which are reflected on the balance sheet only, pursuant to FAS 115 guidelines. The differences relate principally to the provision for loan losses, depreciation, and unrealized security losses.

The table below reflects the components of the Net Deferred Tax Asset account as of December 31, 2001:

Deferred Tax Assets Resulting from Loan Loss Reserves	$499,406
Deferred Tax Asset Resulting from Deferred Compensation	104,720
Deferred Tax Asset Resulting from Unrealized Security Losses	76,660
Deferred Tax Liabilities Resulting from Depreciation	(120,471)
Net Deferred Tax Asset	$560,315

2. Investment Securities:

The carrying amount and approximate market values of investment securities are summarized below:

	Book Value	Unrealized Gains	Unrealized Losses	Market Value
Available for Sale December 31, 2001				
U. S. Government Agencies	$ 497,917	$ 3,682	$ --	$ 501,599
State and Political Subdivisions	17,049,625	116,902	161,826	17,004,701
Pooled Securities	17,513,927	29,082	213,314	17,329,695
Other Securities	195,490	--	--	195,490
	$35,256,959	$ 149,666	$ 375,140	$35,031,485
December 31, 2000				
U. S. Government Agencies	$ 9,289,397	$ 1,795	$ 88,572	$ 9,202,620
State and Political Subdivisions	8,741,141	58,556	146,928	8,652,769
Pooled Securities	1,645,364	830	24,667	1,621,527
Other Securities	200,492	--	--	200,492
	$19,876,394	$ 61,181	$ 260,167	$19,677,408
Held to Maturity December 31, 2001				
U. S. Government Agencies	$ 1,000,000	$ 900	$ --	$ 1,000,900
State and Political Subdivisions	513,266	9,341	--	522,607
	$ 1,513,266	$ 10,241	$ --	$ 1,523,507
December 31, 2000				
U. S. Government Agencies	$ 4,500,000	$ --	$ 65,455	$ 4,434,545
State and Political Subdivisions	744,718	1,745	13,143	733,320
	$ 5,244,718	$ 1,745	$ 78,598	$ 5,167,865

The maturities of investment securities at December 31, 2001 were as follows:

	Book Value	Market Value
Available-for-Sale		
Due In One Year Or Less	$ 149,920	$ 152,780
Due From One To Five Years	4,095,748	3,925,614
Due From Five to Ten Years	12,755,375	12,567,678
After Ten Years	18,255,916	18,189,923
Other Securities	195,490	195,490
Held-to-Maturity		
Due From One To Five years	513,266	522,607
Due From Five to Ten Years	500,000	500,900
After Ten Years	500,000	500,000

Securities having a market value of $5,736,895 and $5,222,596 at December 31, 2001 and 2000, respectively, were pledged to secure public deposits and for other purposes.

In the event of the sale of securities, the cost basis of the security, adjusted for the amortization of premium or discounts, will be used when calculating gains or losses.

Other securities consist of required investments in Federal Reserve Bank stock and a regional bankers' bank stock, and a title opinion company. All of these investments are booked at cost. These investments are recorded at original cost.

3. Loans:

A summary of loans net of participation-out activity by type follows:

	2001	2000
Commercial	$ 19,293,070	$ 19,810,083
Consumer	32,954,231	27,509,990
Real Estate	125,605,648	117,397,196
	$177,852,949	$164,717,269

Demand deposit overdrafts amounting to $30,506 have been reclassified as short-term loans for reporting purposes.

4. Allowance for Loan Losses

An analysis of the transactions in the allowance for loan losses follows:

	2001	2000	1999
Balance - Beginning of Year	$1,667,723	$1,522,632	$1,558,741
Provision for Loan Losses	197,886	201,187	606,030
Recoveries on Loans	161,091	219,806	112,263
Loans Charged off	(252,068)	(275,902)	(754,402)
Balance - End of Year	$1,774,632	$1,667,723	$1,522,632

As of December 31, 2001, the Bank had no restructured loans in the portfolio. There were $603,508 in nonaccrual loans and $11,288,755 in loans identified by management as having various degrees of weakness. As of the same date in 2000, the Bank had $464,226 in restructured loans, $414,516 in nonaccrual loans, and $11,430,863 in loans with weaknesses.

5. Office Buildings, Equipment, and Leasehold Improvements:

Major classifications of these assets are summarized as follows:

	Estimated Useful Lives (Years)	2001	2000
Land	--	$ 963,060	$ 917,748
Buildings and Improvements	6-40	3,024,568	2,633,457
Furniture and Equipment	2-10	2,014,306	2,257,534
Leasehold Improvements	5-6	66,854	167,390
Buildings Under Construction		--	230,104
		6,068,788	6,206,233
Less:			
Accumulated Depreciation		(1,785,132)	(2,453,403)
		$ 4,283,656	$ 3,752,830

The cost basis of fully depreciated assets totaled $84,280 at December 31, 2001.

6. Other Real Estate:

As of December 31, 2001, the Bank held other real estate in the amount of $1,156,464. The amount represents cost related to converting collateral on nonperforming loans from the customer to the Bank. All properties are being marketed or being prepared for marketing.

7. Time Deposits:

The maturities of time deposits are as follows:

	$100,000 or Greater	Less Than $100,000
Due in Six Months	$14,571,315	$ 40,933,605
Due From Six Months to One Year	5,960,288	24,576,813
Due From One Year to Three Years	5,952,516	28,041,401
Due from Three Years to Five Years	3,198,995	14,346,840
Due From Five to Ten Years	1,418,461	7,452,207
Total	$31,101,575	$115,350,866

Interest expense on time deposits greater than or equal to $100,000 was $1,463,302 in 2001.

8. Federal Income Taxes:

Federal income taxes payable, as of December 31, 2001 and 2000, were as follows:

	2001	2000
Currently Payable	$ 39,405	$ 11,440
Deferred	(560,315)	(489,635)
	$ (520,910)	$ (478,195)

The components of applicable income taxes are as follows:

	2001	2000
Current	$ 1,094,231	$ 1,464,221
Deferred From Income and Expense Items	61,675	(152,846)
Total	$ 1,155,906	$ 1,311,375

Temporary differences in the recognition of income and expenses for tax and financial reporting purposes resulted in the deferred income tax asset as follows:

	2001	2000
Accelerated Depreciation	$ 11,654	$ (568)
Excess (Deficiency) of Provision for Loan Losses Over Deduction for Federal Income Tax Purposes	35,872	36,907
Deferred Compensation	23,154	22,652

Total Tax Impact of Temporary Differences In Recognition of Income and Expenses	70,680	58,991
Tax Impact of Balance Sheet Recognition of Unrealized Security Losses	(9,005)	(211,837)
Total Change to Deferred Tax for the Year	$ 61,675	$ (152,846)

The reasons for the difference between income tax expense and the amount computed by applying the statutory Federal income tax rates are as follows:

	2001	2000
Statutory Rates	34%	34%
Income Tax Expense at Statutory Rates	$ 1,155,906	$ 1,311,375
Increase (Decrease) Due to Tax Exempt Income	(184,205)	(50,251)
Other	245,880	109,242
	$ 1,217,581	$1,370,366

Federal income tax returns are subject to examination for all years which are not barred by the statute of limitations.

9. Commitments and Contingent Liabilities:

At December 31, 2001 and 2000, commitments under standby letters of credit aggregated $914,814 and $1,397,471 respectively. These commitments are an integral part of the banking business and the Bank does not anticipate any losses as a result of these commitments. These commitments are not reflected in the consolidated financial statements. (See Note 13).

During the year ended December 31, 2001, the Bank incurred operating lease expense amounting to $39,799 in addition to $7,116 depreciated for leasehold improvements.

Minimum lease payments at December 31, 2001 under noncancelable real property operating lease commitments for succeeding years are:

2002	$35,300
2003	33,050
2004	10,350
TOTAL	$78,700

The Bank has options to renew the leased properties. The additional lease expense resulting from the future exercising of these options is not included in the 2001 totals listed herein.

The Bank has entered into several agreements to service and maintain equipment. The only long-term commitment relates to a maintenance agreement on the elevator. The amount of payments can be adjusted annually based on labor cost. The terms based on current rates are as follows:

2002	$ 255
2003	255
2004	255
2005	255
2006	255
TOTAL	$1,275

At year end, the Bank had entered into several purchase commitments amounting to $65,223. These commitments relate to the imaging and loan/deposit processing projects.

10. Retirement Plan:

The Bank provides for a retirement program for all qualified employees through a 401(k) plan. The plan offers a salary reduction election of up to 14% of W-2 compensation less incentive pay. The plan also has a proportional matching feature by the Company. In addition, the plan provides for the Company to make discretionary contributions. Both the percentage of the employer match and the annual discretionary contribution are based on the Bank's performance.

During 2001, Bank payments through matching and discretionary contributions totaled $126,801 while employees' salary reduction amounted to $140,757. The cost of administration for the 401(k) plan paid in 2001 amounted to $10,463.

11. Incentive Compensation:

The Bank offers its employees incentive compensation and/or bonus arrangements based on the Bank's annual financial performance and other criteria such as length of service and officer classification. Incentive compensation totaled $90,030 and $179,022 for the years ended December 31, 2001 and 2000, respectively.

12. Related Parties:

Loans

Loans to Directors and Executive Officers of the Bank and loans to companies in which they have a significant interest are made on substantially the same terms as those prevailing at the time for other loan customers. The balances of such loans outstanding were $5,540,819 and $4,444,931 at December 31, 2001 and 2000, respectively. During the year of 2001, new loans to the group totaled $2,385,493, while repayments amounted to $1,289,605. Certain Directors and Executive Officers have home equity loans. The net activity of these open-end credits have been reported herein.

As of December 31, 2000, W. J. Callis, Director, had outstanding loans in excess of 5% of stockholders' equity. The beginning balance of loans was $2,433,923 with current year activity consisting of $1,112,942 in advances and $225,350 in repayments for an ending balance of $3,321,515.

Deposits

As of December 31, 2001, the Bank held deposits of Directors, Executive Officers, and their related interest amounting to $1,909,630

13. Off-Balance-Sheet Instruments/Credit Concentrations:

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. Unless noted otherwise, the Bank does not require collateral or other security to support these financial instruments. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to facilitate the transaction of business between these parties where the exact financial amount of the transaction is unknown, but a limit can be projected. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. There is a fee charged for this service.

As noted in Note 9, on December 31, 2001, the Bank had outstanding letters of credit. These instruments are based on the financial strength of the customer and the existing relationship between the Bank and the customer.

As of December 31, 2001, the Bank also had unused commitments resulting from credit line deeds of trust, home equity lines, and an unfunded business loan. The total amount of these commitments amounted to $29,349,224.

For related information concerning contract commitments not reflected in the balance sheet, refer to Note 9.

Concentrations

The Bank has no concentrations of credit concerning an individual borrower or economic segment. The Bank confines its lending activities to within the state and more specifically its local geographic areas. The concentrations of credit by loan type are set forth in Note 3. Regulatory requirements limit the Bank's aggregate loans to any one borrower to a level of approximately $3,500,000.

14. Regulatory Matters:

Pursuant to regulations of the Federal Reserve Board, the banking operation of the Company is required to maintain certain minimum levels of capital. The Bank maintained the following capital ratios as of December 31:

	2001 Actual Rate	2000 Actual Rate	Minimum Standards
Total Capital to Risk Weighted Assets	13.10%	13.07%	8.00%
Tier I Capital to Risk Weighted Assets	12.02%	11.97%	4.00%
Tier I Capital to Total Average Assets	8.33%	8.73%	4.00%

Despite the reduction in the growth rate of earnings, the capital ratios continued to exceed minimum standards and, in fact, strengthened due to the stock repurchase program.

15. Capital:

Beginning in 2000, the Company discontinued the dividend reinvestment plan and continued the stock repurchase program initiated in 1999. Through the repurchase program, the Company bought back 39,200 shares of common stock during 2001.

The Company also sold stock through the employee stock option plan. The sales for the year amounted to 3,000 shares of common stock. The net result of the stock plans resulted in a decline of $7,606 in common stock and $347,188 in capital surplus.

The Company is authorized to issue 200,000 shares of preferred stock with a par value of $25.00. To date, no preferred stock has been issued by the Company. Currently, management has no plans to utilize this second class of stock.

16. Stock Option Plan:

On April 20, 1995, the stockholders retroactively approved two incentive stock option plans with an effective date of March 16, 1995. One plan consisting of option awards to purchase 120,000 shares of the Company's common stock was approved for the employees of the Company, while the second plan consisting of option awards to purchase 80,000 shares of the Company's common stock was approved for the "outside" Directors of the Company. All participants must have been employed for two calendar years.

At the annual stockholders meeting held on April 15, 1999, the stockholders approved a plan that increased the number of shares in the Employee Stock Option Plan from 120,000 shares by an additional 150,000 shares for a total of 270,000 shares. All of the options expire ten years from the date of grant.

The following table details the status of the shares in the plan as of December 31, 2001 and 2000:

2001

Incentive Stock Option Plan	Original Pool	Prior Year Exercised & Outstanding Options	Current Year Activity Options Granted	Options Exercised	Options Canceled	Remainin; in Pool
Employees	270,000	121,928	17,000	--	9,000	113,928
Directors	80,000	66,000	--	3,000	--	14,000

2000

Incentive Stock Option Plan	Original Pool	Prior Year Exercised & Outstanding Options	Current Year Activity Options Granted	Options Exercised	Options Canceled	Remainin; in Pool
Employees	270,000	138,157	13,000	1,586	20,000	121,928
Directors	80,000	54,000	12,000	6,000	--	14,000

The Company has elected to report the results of the plan pursuant to APB Opinion Number 25. Due to tl pricing schedule, there is no impact on earnings under the fair value based method.

17. Disclosures about Fair Value of Financial Instruments:

The intent of FAS 107 is to depict the market's assessment of the present value of net future cash flo discounted to reflect current interest rates.

The following methods and assumptions were used to estimate the fair value of each class of financial instrumen for which it is practicable to estimate that value:

Cash and Short-Term Investments

For those short-term investments, the carrying amount is a reasonable estimate of fair value. For reporti purposes, the Bank has included Cash and Due from Banks as well as Federal Funds Sold in this category.

Investment Securities

For marketable equity securities classified as available-for-sale and held-to-maturity, fair values are based quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quot market prices for similar securities.

Loans Receivable

The fair value of the basic loan groups is estimated by discounting the future cash flows using the current rat at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturiti For open-end revolving loans, the carrying amount is a reasonable estimate of fair value.

Deposit Liabilities

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payab on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rat currently offered for deposits of similar remaining maturities.

Commitments to Extend Credit and Letters of Credit

The fair value of commitments and letters of credit is the amount of the unfunded commitment, as a market rate will be set at the time of the funding of the commitment

The estimated fair values of the Bank's financial instruments are as follows:

	2001		2000	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
Financial Assets				
Cash and Due From Banks	$ 8,215,994	$ 8,215,994	$ 5,587,737	$ 5,587,737
Federal Funds Sold	12,740,000	12,740,000	4,281,000	4,281,000
Investments				
Available-for-Sale	35,031,485	35,031,485	19,876,394	19,677,408
Held-to-Maturity	1,513,266	1,523,507	5,244,718	5,167,865
Loans				
Commercial Loans	19,293,070	20,189,688	20,969,201	20,968,201
Consumer Loans	32,954,230	31,503,862	27,509,990	28,181,606
Real Estate Loans	125,605,649	128,450,993	120,839,070	103,831,473
Participation Loans - Out	3,606,970	3,606,970	(4,600,992)	(4,600,992)
Financial Liabilities				
Deposits				
Demand (Noninterest Bearing)	27,504,768	27,504,768	20,033,199	20,033,199
Demand (Interest Bearing)	31,243,613	31,243,613	29,741,428	29,741,428
Savings	11,160,289	11,160,289	9,665,332	9,665,332
Certificates of Deposit	146,452,441	146,442,943	121,756,858	119,871,696
Unrecognized Financial Instruments				
Unused Loan Commitments	29,349,224	29,349,224	22,875,073	22,875,073
Unissued Letters of Credit	914,814	914,814	1,397,471	1,397,471

18. Quantitative and Qualitative Disclosures About Market Risk:

As with the banking industry in general, market risk is inherent in the Company's operation. A majority of the business is built around financial products, which are sensitive to changes in market rates. Such products, categorized as loans, investments, and deposits are utilized to transfer financial resources. These products have varying maturities, however, and this provides an opportunity to match assets and liabilities so as to offset a portion of the market risk.

Management follows an operating strategy that limits the interest rate risk by offering only shorter-term products that typically have a term of no more than five years. By effectively matching the maturities of inflows and outflows, management feels it can effectively limit the amount of exposure that is inherent in its financial portfolio.

As a separate issue, there is also the inherent risk of loss related to loans and investments. The impact of loss through default has been considered by management through the utilization of an aggressive loan loss reserve policy and a conservative investment policy that limits investments to higher quality issues; therefore, only the risk of interest rate variations is considered in the following analysis.

The Company does not currently utilize derivatives as part of its investment strategy.

The tables below present principal amounts of cash flow as it relates to the major financial components of the

Company's balance sheet. The cash flow totals represent the amount that will be generated over the life of the product at its stated interest rate. The present value discount is then applied to the cash flow stream at the current market rate for the instrument to determine the current value of the individual category. Through this two-tiered analysis, management has attempted to measure the impact not only of a rate change, but also the value at risk in each financial product category. Only financial instruments that do not have price adjustment capabilities are herein presented.

In the table below, the cash flows are spread over the life of the financial products in annual increments as of December 31 each year with the final column detailing the present value discounting of the cash flows at current market rates.

Benchmark Bankshares, Inc.
Fair Value of Financial Assets
December 31, 2001

Categories	2002	2003	2004	2005	2006	Thereafter	Current Value
Loans							
Commercial	$20,948,954	$ --	$ --	$ --	$ --	$ --	$ 20,189,688
Consumer	14,713,458	10,580,708	6,885,202	3,289,476	2,649,738	190,529	31,503,862
Mortgage	44,534,591	26,779,169	27,400,696	17,565,058	30,124,282	8,066,420	128,450,993
Investments							
U.S. Gov. Agencies	93,750	93,750	93,750	93,750	593,750	756,250	1,502,499
Municipals							
Nontaxable	1,100,410	1,994,599	690,480	690,480	1,330,480	12,887,204	16,506,986
Taxable	61,693	61,693	556,572	31,450	31,450	610,075	1,020,322
Mortgage Backed Securities	3,086,092	2,677,595	2,335,320	1,108,327	2,441,461	7,093,394	17,329,695
Certificates of Deposits							
< 182 Days	5,626,646	--	--	--	--	--	5,581,604
182-364 Days	7,631,27	--	--	--	--	--	7,521,183
1 Year - 2 Years	60,629,203	3,024,080	--	--	--	--	60,942,062
2 Years - 3 Years	8,783,524	7,044,233	124,714	--	--	--	15,236,650
3 Years - 4 Years	1,180,486	4,624,535	3,426,630	674,542	--	--	9,437,337
4 Years - 5 Years	587,030	773,928	882,551	873,768	--	--	2,815,715
5 Years and Over	4,095,920	11,176,550	6,323,552	19,839,956	10,491,448	73,334	44,908,392

In the table below, the cash flows are present value discounted by predetermined factors to measure the impact on the financial products portfolio at six and twelve month intervals.

Benchmark Bankshares, Inc.
Variable Interest Rate Disclosure
December 31, 2001

Categories	Valuation of Securities Given an Interest Rate Decrease of (x) Basis Points (200 BPS)	(100 BPS)	No Change in Interest Rate	Valuation of Securities Given an Interest Rate Increase of (x) Basis Points 100 BPS	200 BPS
Loans					
Commercial	$20,386,740	$20,287,736	$20,189,688	$20,092,580	$ 19,996,399
Consumer	32,732,956	32,107,684	31,503,862	30,920,474	30,356,563
Mortgage	135,341,762	131,819,788	128,450,993	125,226,700	122,138,819
Investments					
U. S. Government Agencies	1,612,989	1,575,994	1,502,499	1,499,533	1,375,780
Municipals					
Nontaxable	18,446,114	17,520,467	16,506,986	15,398,652	14,363,880
Taxable	1,112,075	1,064,289	1,020,322	980,005	943,188
Pooled Securities	18,893,490	18,111,593	17,329,695	16,547,800	15,765,904
Certificates of Deposit					
<182 Days	5,623,482	5,602,474	5,581,604	5,560,872	5,540,277
182-364 Days	7,615,315	7,568,015	7,521,183	7,474,814	7,428,901
1 Year - 2 years	62,191,038	61,560,222	60,942,062	60,336,182	59,742,220
2 Years - 3 Years	15,675,616	15,453,306	15,236,650	15,025,445	14,819,499
3 Years - 4 Years	9,713,008	9,573,333	9,437,337	9,304,884	9,175,841
4 Years - 5 Years	2,962,855	2,887,832	2,815,715	2,746,360	2,679,631
5 Years and Over	47,926,730	46,382,293	44,908,392	43,501,029	42,156,470

Only financial instruments that do not have daily price adjustment capabilities are herein presented.

19. Parent Company:

Financial statements for Benchmark Bankshares, Inc. (not consolidated) are herein presented. Since the parent company has not entered into any substantial transactions, only the parent company's statements are presented.

BENCHMARK BANKSHARES, INC.
(PARENT COMPANY ONLY)
BALANCE SHEETS, DECEMBER 31, 2001, 2000, and 1999

	2001	2000	1999
ASSETS:			
CASH	$ 3,867,818	$ 4,324,894	$ 3,111,052
INVESTMENT IN SUBSIDIARY	20,143,862	18,401,336	17,419,106
RECEIVABLE - REIMBURSEMENT	81	81	81
TOTAL ASSETS	$ 24,011,761	$22,726,311	$ 20,530,239
LIABILITIES AND STOCKHOLDERS' EQUITY:			
LIABILITIES:			
DIVIDENDS PAYABLE	$ 534,600	$ 541,120	$ 482,493
STOCKHOLDERS' EQUITY:			
Common stock, par value $.21 per share, authorized 4,000,000 shares; issued and outstanding , 12-31-01 2,970,003.06, issued and outstanding 12-31-00, 3,006,219.501, issued and outstanding 12-31-99, 3,015,577.591	623,701	631,307	633,272
Surplus	4,056,859	4,404,047	4,501,508
Retained Earnings	18,796,601	17,149,837	14,912,966
TOTAL STOCKHOLDERS' EQUITY	23,477,161	22,185,191	20,047,746
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 24,011,761	$22,726,311	$ 20,530,239

STATEMENTS OF INCOME
Years Ended December 31, 2001, 2000, and 1999

	2001	2000	1999
INCOME:			
Dividends from Subsidiary	$ 1,000,000	$ 2,300,000	$ 2,000,000
TOTAL INCOME	1,000,000	2,300,000	2,000,000
EXPENSES:			
Professional Fees	12,872	11,500	20,038
Supplies, Printing, and Postage	10,515	10,809	7,410
Taxes - Miscellaneous	850	900	825
TOTAL EXPENSES	24,237	23,209	28,273
INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY	975,763	2,276,791	1,971,727
EQUITY IN INCOME OF SUBSIDIARY (INCLUDES TAX BENEFIT OF PARENT COMPANY OPERATING LOSS)	--	568,270	739,780
NET INCOME	$ 975,763	$ 2,845,061	$ 2,711,507

BENCHMARK BANKSHARES, INC.
(PARENT COMPANY ONLY)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2001, 2000, and 1999

	Common Stock	Surplus	Retained Earnings	Unrealized Sec. Gain (Loss)*	Total
BALANCE JANUARY 1, 1999	$629,678	$4,314,339	$13,908,096	$163,100	$19,015,213
NET INCOME					
PARENT	--	--	1,971,727	--	1,971,727
EQUITY IN INCOME OF SUBSIDIARY	--	--	539,780	--	539,780
SALE OF STOCK	8,072	450,102	--	--	458,174
REDEMPTION OF STOCK	(5)	(312)	--	--	(317)
STOCK REPURCHASE	(4,473)	(262,621)	--	--	(267,094)
SEMI-ANNUAL CASH DIVIDEND DECLARED					
JUNE 17, 1999, $.16 PER SHARE	--	--	(481,426)	--	(481,426)
DECEMBER 16, 1999 $.16 PER SHARE	--	--	(482,493)	--	(482,493)
ADJUSTMENTS	--	--	(174)	--	(174)
UNREALIZED SECURITY GAINS (LOSSES)	--	--	--	(705,644)	(705,644)
BALANCE DECEMBER 31, 1999	633,272	4,501,508	15,455,510	(542,544)	20,047,746
NET INCOME					
PARENT	--	--	2,276,791	--	2,276,791
EQUITY IN INCOME OF SUBSIDIARY	--	--	568,270	--	568,270
SALE OF STOCK	1,593	54,391	--	--	55,984
REDEMPTION OF STOCK	(3)	(111)	--	--	(114)
STOCK REPURCHASE	(3,555)	(151,741)	--	--	(155,296)
SEMI-ANNUAL CASH DIVIDEND DECLARED					
JUNE 15, 2000, $.16 PER SHARE	--	--	(480,996)	--	(480,996)
DECEMBER 21, 2000, $.18 PER SHARE	--	--	(541,120)	--	(541,120)
ADJUSTMENTS	--	--	2,713	--	2,713
UNREALIZED SECURITY GAINS (LOSSES)	--	--	--	411,213	411,213
BALANCE DECEMBER 31, 2000	$631,307	$4,404,047	$17,281,168	$(131,331)	$22,185,191
NET INCOME					
PARENT	--	--	975,763	--	975,763
EQUITY IN INCOME OF SUBSIDIARY	--	--	1,760,005	--	1,760,005
SALE OF STOCK	630	21,510	--	--	22,140
REDEMPTION OF STOCK	(4)	(161)	--	--	(165)
STOCK REPURCHASE	(8,232)	(368,537)	--	--	(376,769)
SEMI-ANNUAL CASH DIVIDEND DECLARED					
JUNE 21, 2001, $.18 PER SHARE	--	--	(536,528)	--	(536,528)
DECEMBER 20, 2001, $.18 PER SHARE	--	--	(534,600)	--	(534,600)
ADJUSTMENTS	--	--	(396)	--	(396)
UNREALIZED SECURITY GAINS (LOSSES)	--	--	--	(17,480)	(17,480)
BALANCE DECEMBER 31, 2000	$623,701	$4,056,859	$18,945,412	$(148,811)	$23,477,161

*Net of tax effect.

Benchmark Bankshares, Inc.
(Parent Company Only)
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001, 2000, and 1999

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
NET INCOME	$ 2,735,768	$ 2,845,061	$2,711,507
INCREASE IN RECEIVABLE	--	--	(81
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,735,768	2,845,061	2,711,426
CASH FLOWS FROM INVESTING ACTIVITIES			
UNDISTRIBUTED EARNINGS OF SUBSIDIARY	(1,760,005)	(568,270)	(739,972
CAPITAL ADJUSTMENT	(1)	(34)	--
NET CASH (USED) BY INVESTING ACTIVITIES	(1,760,006)	(568,304)	(739,972
CASH FLOWS FROM FINANCING ACTIVITIES			
SALE OF STOCK	22,140	55,984	458,174
REDEMPTION OF STOCK	(165)	(114)	(267,411
STOCK REPURCHASE	(376,769)	(155,296)	--
DIVIDENDS PAID	(1,078,044)	(963,489)	(961,020)
NET CASH (USED) BY FINANCING ACTIVITIES	(1,432,838)	(1,062,915)	(770,257
NET INCREASE (DECREASE) IN CASH	(457,076)	1,213,842	1,201,197
CASH - BEGINNING OF YEAR	4,324,894	3,111,052	1,909,855
CASH - END OF YEAR	$ 3,867,818	$ 4,324,894	$3,111,052

Creedle
Jones
& Alga

A Professional Corporation

Certified Public Accountants
Sherwood H. Creedle, CPA
Robin B. Jones, CPA, CFP
David V. Alga, CPA
C. Stephen High, CPA, CMA

Members
American Institute of Certified Public Accountants
Virginia Society of Certified Public Accountants

January 18, 2002

Independent Auditor's Report

Board of Directors
Benchmark Bankshares, Inc.
Kenbridge, Virginia

We have audited the accompanying consolidated statements of financial condition of Benchmark Bankshares, Inc. (a Virginia corporation) and Subsidiary, as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Benchmark Bankshares, Inc. and Subsidiary, as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years then ended, in conformity with accounting principles generally accepted in the United States of America.

Creedle, Jones and Alga, P.C.

Creedle, Jones, and Alga, P. C.
Certified Public Accountants

P. O. Box 1113
430 S. Main Street
Emporia, Virginia 23847
434-634-3111 ◦ FAX: 434-634-6895

P. O. Box 487
828 N. Mecklenburg Avenue
South Hill, Virginia 23970
434-447-7111 ◦ FAX: 434-447-5793
www.cja-cpa.com

P. O. Box 147
313 N. Main Street
Lawrenceville, VA 23868
434-848-4194 ◦ FAX: 434-848-3719

BENCHMARK BANKSHARES, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section of the report should be read in conjunction with the statistical information, financial statements and related notes, and the selected financial data appearing elsewhere in the report. Since the Bank is the only subsidiary of the Company, all operating data will be referred to in this discussion as that of the Bank.

Overview

The Company continued to grow through its subsidiary, Benchmark Community Bank, as the Bank reached out to serve an extended trade area. The Bank experienced steady growth in loans and deposits which led to record levels of interest earned. A majority of the increase was due to the continued growth in the newest full-service branch offices located in Lawrenceville, Clarksville and Chase City.

A Comparison of 2001 Versus 2000

Results of Operations and Financial Conditions

Net income of $2,735,768 in 2001 resulted in a decrease of $109,293 or 3.84% from net income of $2,845,061 in 2000. Earnings per share of $.92 in 2001 decreased $.03 or 3.16% from earnings per share of $.95 in 2000.

Growth in deposits with a corresponding but lesser growth in loans resulted in a decline in the loan to deposit ratio to 82.20% from 90.90% for the previous year. Deposits increased $35,164,294 or 19.41% while gross loans grew $13,145,692 or 7.98%.

In 2001, the Bank achieved a return on average assets of 1.23% as compared to a 1.42% return on average assets in 2000. The lower rate of return was a result of two factors. First, the demand for loans did not grow as fast as deposits resulting in a drop in the loan to deposit ratio, and, secondly, the market rates fell putting pressure on the interest margin spread.

The year ended 2001 reflected a decrease in return on equity as net income to average equity declined to 13.61% as compared to the 2000 level of 14.89%. The lower rate of return resulted from a decline in earnings as the nationwide economic growth dipped after a sustained level of growth throughout the 1990s.

Net Interest Income

Net interest income of $8,646,009 in 2001 reflected an increase of $226,192 or 2.69% over net interest income of $8,419,817 in 2000.

Total interest income of $17,401,066 in 2001 grew by $979,348 or 5.96% over total interest income of $16,421,718 in 2000. Total interest expense of $8,755,057 in 2001 reflected an increase of $753,156 or 9.41% over total interest expense of $8,001,901 in 2000.

The increase in interest income resulted from an increase in loans despite a decline in interest rates.

Due to a decline in market rates, the Bank experienced a lower interest margin. The cost of deposits dropped 25 basis points while the decline in interest income rates amounted to 41 basis points.

Loans

The Bank utilizes the following types of loans in servicing the trade area:

Commercial (Time and Demand)	10.85%
Consumer (Installment)	18.53%
Real Estate (Construction)	.53%
Real Estate (Mortgage)	70.09%

These types of loans have traditionally provided the Bank with a steady source of quality interest-earning assets. The maturities of these loans range from commercial loans and real estate construction loans maturing in less than one year to installment and real estate credits that may exceed five years. With the exception of home equity loans which are short-term in nature, mortgage loans, which represent 70.09% of the portfolio, are typically fifteen to twenty year payback loans with three to five year balloon options. By setting maturities of loans for a short-term, the Bank can effectively manage its asset/liability mix, as most deposit accounts mature in one year or less.

Allowance for Loan Losses

The 2001 year ending level of the allowance for loan losses amounted to $1,774,632. This amount represented an increase of $106,909 or 6.41% over the 2000 level of $1,667,723. Loans collateralized by real estate represented a majority of the loans. By obtaining a high degree of collateral, the bank has avoided a portion of credit risk; however, the Bank constantly monitors its loan portfolio for credit weaknesses. As of the year end 2001, the Bank's allowance for loan losses represented 1.0% of gross loans.

The Bank incurred net charge offs for loan losses for the year of $90,977. As a result of the low level of net charge offs, the current year provision was $3,301 lower when compared to the prior year. The year 2001 level represented a 1.64% decrease over the amount expended in 2000.

Non-Interest Income and Non-Interest Expense

Total non-interest income, i.e., fees charged for customer services, for 2001 was $1,043,388. This represents an increase of $36,750 or 3.65% over the 2000 level of $1,006,638. Gains were experienced in service charges on deposit accounts and other operating income as the Bank increased its customer base due to the growth of the new full-service branches.

Total non-interest expense in 2001 of $5,599,837 reflects an increase of $531,005 or 10.48% over the 2000 level of $5,068,832. The increase resulted from normal increases in operations and salaries and benefits, as the Bank's three newest offices were in full operation throughout the year.

Premises and Equipment

The Bank's premises and equipment increased $1,100,702 during the year. The activity herein detailed includes a transfer of $55,848 from construction in progress.

Increase in Capitalized Premises and Equipment
(in thousands of dollars)

Office/Area	Land	Building	Leasehold Improvements	Equipment, Furniture, and Fixtures
Kenbridge	$ --	$ 2,911	$ --	$ 45,097
Victoria	--	2,017	--	41,192
Farmville #1	--	--	--	43,010
South Hill	--	--	2,735	42,278
Farmville #2	--	19,750	--	41,288
Crewe	--	--	--	35,342
Lawrenceville	--	--	--	39,860
Clarksville	45,312	320,673	--	134,627
Chase City	--	191,180	--	149,278
Total	$ 45,312	$536,531	$ 2,735	$571,972

Securities

Pursuant to guidelines established in FAS 115, the Bank has elected to classify a majority of its current portfolio as securities available-for-sale. This category refers to investments that are not actively traded, but are not anticipated by management to be held to maturity. Typically, these types of investments will be utilized by management to meet short-term asset/liability management needs.

For purposes of financial statement reporting, securities classified as available-for-sale are to be reported at fair market value as of the date of the statements; however, unrealized holding gains and losses are to be excluded from earnings and reported as a net amount in a separate component of stockholders' equity until realized. The impact of this unrealized loss on securities negatively impacted stockholders' equity in the amount of $148,811, therefore, affecting the book value of the Company's stock. The book value per share of the stock inclusive of the FAS 115 adjustment was $7.90, while the book value per share is $7.95 when reported exclusive of the FAS 115 impact.

Off-Balance-Sheet Instruments/Credit Concentrations

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to facilitate the transaction of business between these parties where the exact financial amount of the transaction is unknown, but a limit can be projected. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. There is a fee charged for this service.

As of December 31, 2001, the Bank had $914,814 in outstanding letters of credit. These instruments are based on the financial strength of the customer and the existing relationship between the Bank and the customer.

At current year end, the Bank also had unused commitments resulting from credit line deeds of trust, home equity lines, and unfunded business loans. The total amount of these commitments amounted to $29,349,224.

Concentrations

The Bank has no concentrations of credit involving an individual borrower and his related interest. The Bank does have a concentration in loan type in that a majority of the loan portfolio is secured by non-commercial real estate. Due to the subjectivity of the real estate market to the condition of the economy and sensitivity to interest rate fluctuation, there is an inherent risk; however, the Bank has, as a matter of policy, a loan-to-collateral percentage that allows for a level of decline in collateral value without affecting the quality of the loan.

Liquidity

The Bank's funding requirements are supplied by a wide range of traditional banking sources, including various types of demand, money market, savings, certificates of deposit, and Federal funds purchased. Large certificates of deposit of $100,000 or more increased by $11,737,464 or 60.61% in 2001. These deposits currently represent 14.37% of the total deposit base. The Bank feels that the large certificates are more of a function of customer service than a competitive bid situation. The amount of these certificates of deposit maturing during 2002 is $20,531,603, while $10,569,972 matures between one and five years.

A GAP analysis reflects the difference between maturing and repricing of interest-earning assets and interest-bearing liabilities. A positive gap indicates more assets are maturing than liabilities. Conversely, a negative gap indicates more liabilities mature than assets during a given period. Assets classified as immediately maturing are those assets which can be repriced or converted to cash immediately upon demand. Liabilities classified as immediately maturing are those which can be withdrawn on demand except that the Bank has assigned a 90% retention rate on core deposits. The GAP analysis shows a net positive gap of $8,530 when immediately maturing interest-bearing liabilities are deducted from immediately maturing interest-earning assets. The cumulative gap changes to a negative gap of $27,049 when comparing assets and liabilities maturing up to one year; however, the cumulative gap shifts to a positive position of $38,084 for over five years. The deficit gap results from the customer preference for short-term liquidity in the current period of fluctuating rates, which affects not only deposits but also callable investments.

The nature of the large gap deficit is an industry-wide situation that is typical of the banking industry where a bulk of the assets is financed by short-term deposits. To further compound the situation, Bank customers have shown a preference for longer terms on loans versus deposits as financial rates fluctuate.

The Bank is satisfied that it can meet the liquidity needs by utilizing three to five year balloon notes for real estate financing and a one year maturity for commercial loans. This strategy, while not meeting exact liquidity needs on a dollar for dollar asset/liability mix, does provide a near match without sacrificing a positive interest rate spread.

To compensate for the resultant mismatching of assets and liabilities, the Bank has invested in highly liquid investments. In the unlikely event of a liquidity hardship, these investments are available to be sold to fund assets currently being supported by deposit liabilities.

The GAP model does not consider the impact of core deposit loyalty. Management feels that these core deposits along with the highly marketable securities available will provide sufficient reserves to fund any short-term loss of deposits. As mentioned previously, management has factored in an anticipated retention level for core deposits.

Capital Resources and Adequacy

In the past, the Company has blended internally generated retained earnings with capital stock sales to maintain a strong capital position necessary to support future growth.

The Company began a capital buy-back program during 1999. Through this program, the Company has repurchased 39,200 shares of stock amounting to $376,769 during the year 2001. The Company continued to experience strong earnings through the operation of the Bank. Through earnings, the Company generated an additional $1,664,244 in capital. This activity, plus the sale of $22,140 common stock through the stock option plan, raised year end capital exclusive of unrealized security gains net of tax effect to a level of $23,625,972 or a 5.87% increase over the 2000 year ending level of $22,316,522.

The primary capital to total assets ratio stands at 10.30% as of December 31, 2001. This amount is well above current industry standards. Due to the increase in earnings, subsequent earnings retention, and sale of common stock, the Company's capital position was strengthened and, as a result, the Company remains well capitalized for the banking industry even after initiating a stock buyback program.

Pursuant to regulations of the Federal Reserve Board, the Company is required to maintain certain minimum levels of capital in its Bank subsidiary. At December 31, 2001, the Bank maintained the following capital ratios:

Total Risk-Based Capital Ratio	13.10%
Tier I Risk-Based Capital Ratio	12.02%
Tier I Leverage Ratio	8.33%

These ratios exceed the minimum ratios required by regulatory authorities for the Bank to be considered well capitalized.

Inflationary Factors

The Bank's earnings are greatly impacted by inflation and the actions of the Federal Reserve Board. The year 2001 was a period of falling interest rates as the Federal Reserve attempted to stimulate the economy by lowering the Federal discount window rate. The interest spread margin for the year was 3.9% versus a 4.18% margin spread for 2000.

Lending and Funding Strategies

The Bank relies on traditional sources of funding such as demand deposits, interest bearing checking, money market deposit accounts, savings accounts and certificates of deposit for funding its activities. These funds are subsequently loaned to the local community, with the exception of cash and prudent liquidity needs. Traditionally, the Bank has experienced a strong loan demand.

At year end 2001, the loan-to-deposit ratio had fallen as the rate of deposit growth exceeded loan production.

Looking Forward

The Bank has experienced tremendous success in its operation since 1989 when it moved into two new market areas and raised additional capital. The capital provided a solid foundation upon which to grow by affording the Bank a degree of aggressiveness in operation during a favorable economic climate for banks and banking services. This aggressiveness took the form of expansion and competitive pricing of services. Management plans to utilize this capital in a way that will increase market share without sacrificing quality of service to its customers.

The Bank experienced significant growth during the last decade. By expanding the trade area into neighboring counties and towns, the Bank has been able to attract quality loans and deposits at profitable levels. As management looks to the future, they feel that the trade area provides future growth potential as the Bank offers new financial services. The new computer system acquired during 1998 has the capability to expand the Bank's services beyond the traditional services offered thus providing a solid technological platform upon which to grow.

The Bank expects to utilize the newly available technologies to expand into internet interfacing and imaging to provide additional outlets for service and cost efficiency.

A Comparison of 2000 Versus 1999

Results of Operations and Financial Conditions

Net income of $2,845,061 in 2000 increased $333,554 or 13.28% from net income of $2,511,507 in 1999. Earnings per share of $.95 in 2000 increased $.12 or 14.46% from earnings per share of $.83 in 1999.

Growth in deposits with a corresponding but lesser growth in loans resulted in a decline in the loan to deposit ratio to 90.90% from 92.39% for the previous year. Deposits increased $16,456,277 or 9.99% while gross loans grew $12,508,203 or 8.18%.

In 2000, the Bank achieved a return on average assets of 1.42% as compared to a 1.31% return on average assets in 1999. The higher rate of return was a result of profitable growth in loans and deposits that pushed the net interest spread up to 4.18% on interest sensitive instruments.

The year ended 2000 reflected an increase in return on equity as net income to average equity rose to 14.89% as compared to the 1999 level of 13.30%. The higher rate of return resulted from not only increases in earnings but also a decrease in outstanding shares of common stock as the Company continued its stock buyback program.

Net Interest Income

Net interest income of $8,419,817 in 2000 reflected an increase of $670,658 or 8.65% over net interest income of $7,749,159 in 1999.

Total interest income of $16,421,718 in 2000 grew by $1,296,178 or 8.57% over total interest income of $15,125,540 in 1999. Total interest expense of $8,001,901 in 2000 reflected an increase of $625,520 or 8.48% over total interest expense of $7,376,381 in 1999.

The increase in interest income resulted from a significant increase in loans rather than being a function of rate increases.

Even though the Bank remained competitive in the marketplace, the Bank was able to increase loan rates by an average of 3 basis points. During the same period of time, deposit rates increased on average by 22 basis points as slightly higher market rates were the norm for the industry.

Loans

The Bank utilizes the following types of loans in servicing the trade area:

Commercial (Time and Demand)	12.03%
Consumer (Installment)	16.70%
Real Estate (Construction)	.74%
Real Estate (Mortgage)	70.53%

These types of loans have traditionally provided the Bank with a steady source of quality interest-earning assets. The maturities of these loans range from commercial loans and real estate construction loans maturing in less than one year to installment and real estate credits that may exceed five years. With the exception of home equity loans which are short-term in nature, mortgage loans, which represent 70.53% of the portfolio, are typically fifteen to twenty year payback loans with three to five year balloon options. By setting maturities of loans for a short-term, the Bank can effectively manage its asset/liability mix, as most deposit accounts mature in one year or less.

Allowance for Loan Losses

The 2000 year ending level of the allowance for loan losses amounted to $1,667,723. This amount represented an increase of $145,091 or 9.53% over the 1999 level of $1,522,632. Loans collateralized by real estate represented a majority of the loans. By obtaining a high degree of collateral, the Bank has avoided a portion of credit risk; however, the Bank constantly monitors its loan portfolio for credit weaknesses. As of the year end 2000, the bank's allowance for loan losses represented 1.01% of gross loans.

The Bank incurred net charge offs for loan losses for the year of $56,096. As a result of the low level of net charge offs, the current year provision was $404,843 lower when compared to the prior year. The year 2000 level represented a 66.80% decrease over the amount expended in 1999.

Non-Interest Income and Non-Interest Expense

Total non-interest income, i.e., fees charged for customer services, for 2000 was $1,006,638. This represents an increase of $264,266 or 35.60% over the 1999 level of $742,372. The increase was directly related to an increase in other operating income as the Bank continued to experience the effect of diversification into the area of investments, expanded automatic-teller machine markets, and the increase in full-service branches in the extended trade area.

Total non-interest expense in 2000 of $5,068,832 reflects an increase of $751,689 or 17.41% over the 1999 level of $4,317,143. The increase resulted from normal increases in operations and salaries and benefits, as the Bank's three loan production offices converted to full-service banking offices.

Premises and Equipment

The Bank's premises and equipment increased $604,714 during the year.

Increase in Capitalized Premises and Equipment
(in thousands of dollars)

Office/Area	Land	Building	Leasehold Improvements	Equipment, Furniture, and Fixtures
Kenbridge	$ --	$ --	$ --	$ 11,045
Victoria	--	--	--	12,397
Farmville #1	--	--	--	4,140
South Hill	--	--	869	16,027
Farmville #2	--	--	--	8,613
Crewe	--	--	--	4,638
Lawrenceville	82,500	232,367	--	142,107
Clarksville	35,558	--	--	3,904
Chase City	--	--	--	21,476
Construction in Progress - Net	--	29,073	--	--
Total	$118,058	$261,440	$869	$224,347

Securities

Pursuant to guidelines established in FAS 115, the Bank has elected to classify a majority of its current portfolio as securities available-for-sale. This category refers to investments that are not actively traded, but are not anticipated by management to be held to maturity. Typically, these types of investments will be utilized by management to meet short-term asset/liability management needs.

For purposes of financial statement reporting, securities classified as available-for-sale are to be reported at fair market value as of the date of the statements; however, unrealized holding gains and losses are to be excluded from earnings and reported as a net amount in a separate component of stockholders' equity until realized. The impact of this unrealized loss on securities negatively impacted stockholders' equity in the amount of $.04, therefore, affecting the book value of the Company's stock. The book value per share of the stock inclusive of the FAS 115 adjustment was $7.38, while the book value per share is $7.42 when reported exclusive of the FAS 115 impact.

Off-Balance-Sheet Instruments/Credit Concentrations

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to facilitate the transaction of business between these parties where the exact financial amount of the transaction is unknown, but a limit can be projected. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. There is a fee charged for this service.

As of December 31, 2000, the Bank had $1,397,471 in outstanding letters of credit. These instruments are based on the financial strength of the customer and the existing relationship between the Bank and the customer.

At current year end, the Bank also had unused commitments resulting from credit line deeds of trust, home equity lines, and unfunded business loans. The total amount of these commitments amounted to $22,875,073

Concentrations

The Bank has no concentrations of credit involving an individual borrower and his related interest. The Bank does have a concentration in loan type in that a majority of the loan portfolio is secured by non-commercial real estate. Due to the subjectivity of the real estate market to the condition of the economy and sensitivity to interest rate fluctuation, there is an inherent risk; however, the Bank has, as a matter of policy, a loan-to-collateral percentage that allows for a level of decline in collateral value without affecting the quality of the loan.

Liquidity

The Bank's funding requirements are supplied by a wide range of traditional banking sources, including various types of demand, money market, savings, certificates of deposit, and Federal funds purchased. Large certificates of deposit of $100,000 or more increased by $2,803,185 or 16.93% in 2000. These deposits currently represent 10.69% of the total deposit base. The Bank feels that the large certificates are more of a function of customer service than a competitive bid situation. The amount of these certificates of deposit maturing during 2001 is $10,453,237, while $8,910,874 matures between one and five years.

A GAP analysis reflects the difference between maturing and repricing of interest-earning assets and interest-bearing liabilities. A positive gap indicates more assets are maturing than liabilities. Conversely, a negative gap indicates more liabilities mature than assets during a given period. Assets classified as immediately maturing are those assets which can be repriced or converted to cash immediately upon demand. Liabilities classified as immediately maturing are those which can be withdrawn on demand except that the Bank has assigned a 90% retention rate on core deposits. The GAP analysis shows a net negative gap of $3,911,000 when immediately maturing interest-bearing liabilities are deducted from immediately maturing interest-earning assets. The cumulative gap increases to a negative gap of $13,986,000 when comparing assets and liabilities maturing up to one year; however, the cumulative gap shifts to a positive position of $28,475,000 for over five years. The deficit gap results from the customer preference for short-term liquidity in the current period of fluctuating rates, which affects not only deposits but also callable investments.

The nature of the large gap deficit is an industry-wide situation that is typical of the banking industry where a bulk of the assets is financed by short-term deposits. To further compound the situation, Bank customers have shown a preference for longer terms on loans versus deposits as financial rates fluctuate.

The Bank is satisfied that it can meet the liquidity needs by utilizing three to five year balloon notes for real estate financing and a one year maturity for commercial loans. This strategy, while not meeting exact liquidity needs on a dollar for dollar asset/liability mix, does provide a near match without sacrificing a positive interest rate spread.

To compensate for the resultant mismatching of assets and liabilities, the Bank has invested in highly liquid investments. In the unlikely event of a liquidity hardship, these investments are available to be sold to fund assets currently being supported by deposit liabilities.

The GAP model does not consider the impact of core deposit loyalty. Management feels that these core deposits along with the highly marketable securities available will provide sufficient reserves to fund any short-term loss of deposits. As mentioned previously, management has factored in an anticipated retention level for core deposits.

Capital Resources and Adequacy

In the past, the Company has blended internally generated retained earnings with capital stock sales to maintain a strong capital position necessary to support future growth.

The Company began a capital buy-back program during 1999. Through this program, the Company has repurchased 16,932 shares of stock amounting to $155,297 during the year 2000. The Company continued to experience strong earnings through the operation of the Bank. Through earnings, the Company generated an additional $1,820,232 in capital. This activity, plus the sale of $55,985 common stock through the stock option plan, raised year end capital exclusive of unrealized security gains net of tax effect to a level of $22,316,522 or an 8.38% increase over the 1999 year ending level of $20,590,290.

The primary capital to total assets ratio stands at 10.81% as of December 31, 2000. This amount is well above current industry standards. Due to the increase in earnings, subsequent earnings retention, and sale of common stock, the Company's capital position was strengthened and, as a result, the Company remains well capitalized for the banking industry even after initiating a stock buyback program.

Pursuant to regulations of the Federal Reserve Board, the Bank is required to maintain certain minimum levels of capital in its Bank subsidiary. At December 31, 2000, the Bank maintained the following capital ratios:

Total Capital to Risk Weighted Assets	13.07%
Tier I Capital to Risk Weighted Assets	11.97%
Tier I Capital to Total Book Assets	8.73%

These ratios exceed the minimum ratios required by regulatory authorities for the Bank to be considered well capitalized.

Inflationary Factors

The Bank's earnings are greatly impacted by inflation and the actions of the Federal Reserve Board. The year 2000 was a period of rising interest rates as the Federal Reserve attempted to slow down the economy by raising the Federal discount window rate. The interest spread margin for the year was 4.18% versus a 4.12% margin spread for 1999.

Lending and Funding Strategies

The Bank relies on traditional sources of funding such as demand deposits, interest bearing checking, money market deposit accounts, savings accounts and certificates of deposit for funding its activities. These funds are subsequently loaned to the local community, with the exception of cash and prudent liquidity needs. Traditionally, the Bank has experienced a strong loan demand.

At year end 2000, the loan-to-deposit ratio remained strong as loan and deposit growth grew at parallel rates.

Looking Forward

The Bank has experienced tremendous success in its operation since 1989 when it moved into two new market areas and raised additional capital. The capital provided a solid foundation upon which to grow by affording the Bank a degree of aggressiveness in operation during a favorable economic climate for banks and banking services. This aggressiveness took the form of expansion and competitive pricing of services. Management plans to utilize this capital in a way that will increase market share without sacrificing quality of service to its customers.

The Bank experienced significant growth during the last decade. By expanding the trade area into neighboring counties and towns, the Bank has been able to attract quality loans and deposits at profitable levels. As management looks to the future, they feel that the trade area provides future growth potential as the Bank offers new financial services. The new computer system acquired during 1998 has the capability to expand the Bank's services beyond the traditional services offered thus providing a solid technological platform upon which to grow.

With the expansion of the trade area through three new locations, the Bank has increased its loan portfolio as well as its deposit base. With the conversion of the three loan production offices into full-service branches in 2000, management intends to follow the successful pattern of the 1989 expansion project by developing new loan and deposit markets and new products to compete in the Bank's defined financial marketplace.

FORM 10-K

Copies of Benchmark Bankshares, Inc.'s Annual Report to the Securities and Exchange Commission, Form 10-K, may be obtained, without charge, upon written request to (Mrs.) Janice W. Pernell, Treasurer, Benchmark Bankshares, Inc., P. O. Box 569, Kenbridge, Virginia 23944.

AVAILABILITY OF YEAR-END REPORT-OF-CONDITION INFORMATION

As a member of the Federal Reserve System, we are required to have available to the general public certain information as provided in the year-end Report of Condition of Benchmark Community Bank. Therefore, please be advised that the following excerpts from the last two year-end reports are available upon request from (Mrs.) Janice W. Pernell, Senior Vice President, Benchmark Community Bank, P. O. Box 569, Kenbridge, Virginia 23944. Telephone (434) 676-9054.

Schedule RC - Balance Sheet
Schedule RI - Income Statement
Schedule RI-A - Changes in Equity Capital
Schedule RC-N - Past Due and Non-Accrual Loans
Schedule RI-B - Charge-offs, Recoveries and Changes in Allowance for Loan Losses

BENCHMARK
COMMUNITY BANK

Serving Southside Virginia;
Accessible Anywhere In The World At
www.BCBonline.com

BANKING OFFICES

KENBRIDGE
100 S. Broad St.*
Phone (434) 676-8444

VICTORIA
1910 Main St.*
Phone (434) 696-2114

SOUTH HILL
828 N. Mecklenburg Ave.*
Phone (434) 447-4256

FARMVILLE
203 E. Third St.
Phone (434) 392-9528
and
1577 S. Main St.*
Phone (434) 392-9088

CREWE
1500 W. Virginia Ave.*
Phone (434) 645-8444

LAWRENCEVILLE
220 W. Fifth Ave.*
Phone (434) 848-6552

CLARKSVILLE
133 College St.*
Phone (434) 374-9888

CHASE CITY
845 E. Second St.*
Phone (434) 372-3999

*24-Hour Teller Machine Locations

MEMBER
FEDERAL RESERVE SYSTEM
FEDERAL DEPOSIT INSURANCE CORPORATION

MEMBER
INDEPENDENT COMMUNITY BANKERS OF AMERICA
VIRGINIA ASSOCIATION OF COMMUNITY BANKS